Exhibit 2.1

ASSET PURCHASE AGREEMENT

among

GROWLIFE, INC.,

BRIDGETOWN MUSHROOMS, LLC,

and

TREVOR HUEBERT

Dated as of June 1, 2022

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT, dated as of June 1, 2022, is entered into by and between GrowLife, Inc., Delaware corporation (“Purchaser”), Bridgetown Mushrooms, LLC, an Oregon limited liability company (“Seller”), and Trevor Huebert (“Executive”).

BACKGROUND

WHEREAS, Seller is engaged in the business of processing, marketing, storing, selling and distributing fresh and dried mushroom products (the “Business”); and

WHEREAS, Seller wishes to sell and dispose of, and Purchaser wishes to purchase and assume, certain assets, properties, rights and interests relating to the Business on the terms and subject to the conditions set forth in this Agreement, in consideration of certain payments by Purchaser, the issuance of shares of Purchaser Stock by Purchaser to Executive, and the assumption by Purchaser of certain liabilities and obligations of Seller, each as specifically identified in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants hereinafter contained and other good and valuable consideration had and received, Purchaser, Seller, and Executive, on the basis of, and in reliance upon, the representations, warranties, covenants, obligations and agreements set forth in this Agreement, and upon the terms and subject to the conditions contained herein, hereby agree as follows:

Article I

DEFINITIONS

Section 1.1.       Definitions.

(a)         As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Asset Purchase Agreement, together with the Exhibits and the Seller Disclosure Schedule.

“Bill of Sale” means the Bill of Sale to be provided by Seller to Purchaser, in the form attached hereto as Exhibit B.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks located in the state of Washington are authorized or required to be closed for the conduct of regular banking business.

“Business Intellectual Property” means all Intellectual Property that is now, or at the time of the Closing will be, used or held for use in or is otherwise related to, useful in, or necessary for, the conduct of the Business, including all the Intellectual Property listed in Section 3.15(a) of the Seller Disclosure Schedule.

“Business Material Adverse Effect” means any material adverse effect on (i) the business, assets, condition (financial or otherwise), or results of operations of the Business, Assets or Assumed Liabilities or (ii) the ability of the parties to perform their obligations under this Agreement or any Transaction Document in a timely manner or to consummate the transactions contemplated by this Agreement or the Transaction Documents without material delay. In determining whether there has been a Business Material Adverse Effect, any event, circumstance, change or effect shall be considered both individually and together with all other events, circumstances, changes or effects and any event, circumstance, change or effect that reasonably could be expected to result in a Business Material Adverse Effect (individually or together with one or more other events, circumstances, changes or effects) shall be considered a Business Material Adverse Effect.

“Closing” means the closing of the sale and purchase of the Assets and the assumption of the Assumed Liabilities, each as contemplated by this Agreement.

“Closing Cash Consideration” means the amount equal to the Cash Consideration, less the Initial Deposit, and less any Extension Fee paid.

“Closing Date” means the day on which the Closing takes place.

“Code” means the Internal Revenue Code of 1986, as amended.

“Encumbrances” means any and all liens, charges, security interests, mortgages, pledges, options, preemptive rights, rights of first refusal or first offer, proxies, levies, voting trusts or agreements, or other adverse claims or restrictions on title or transfer of any nature whatsoever, including any obligations of Seller pursuant to the Comerica Credit Facility.

“Escrow Agent” mean PNC Bank.

“Escrow Agreement” means the Escrow Agreement to be entered into by and between Seller, Purchaser, Executive, and Escrow Agent, in the form attached hereto as Exhibit E.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any international, supranational, national, provincial, regional, federal, state, municipal or local government, any instrumentality, subdivision, court, administrative or regulatory agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority.

“Initial Deposit” means $40,000.

“Intellectual Property” means all intellectual property including (i) all names and marks, including product names, brands and slogans, all registered and unregistered trademarks, trade names, service marks and applications therefor and all goodwill associated therewith; (ii) all patents, patent applications and inventions, including any provisional, utility, continuation, continuation-in-part or divisional applications filed in the United States or other jurisdiction, and all reissues thereof and all reexamination certificates issuing therefrom; (iii) all ownership rights to any copyrightable works, including all related copyright registrations; (iv) all know-how or other trade secrets, whether or not reduced to practice; (v) the right to sue for and recover damages, assert, settle and/or release any claims or demands and obtain all other remedies and relief at law or equity for any past, present or future infringement or misappropriation of any of the Intellectual Property; (vi) all licenses, options to license and other contractual rights to use the Intellectual Property; and (vii) all computer and electronic data processing programs and software programs and related documentation, existing research projects, computer software presently under development, and all software concepts owned and all proprietary information, processes, formulae and algorithms, used in the ownership, marketing, development, maintenance, support and delivery of such software.

“Inventory” means all inventory that is used or held for use in or otherwise related to, useful in or necessary for the conduct of the Business, including finished goods, work in process, supplies and raw materials.

“Investment Letter” means the Investment Letter to be provided by Seller to Purchaser, in the form attached hereto as Exhibit C, containing certain representations and restrictive legends with respect to the Consideration Shares.

“IRS” means the United States Internal Revenue Service.

“Key Employee Agreement” means the at-will employment agreement to be entered into by and between Executive and Purchaser, in the form attached hereto as Exhibit D.

“Law” means any law, statute, code, regulation, ordinance, rule, common law, Order or governmental requirement enacted, promulgated, entered into, agreed, imposed or enforced by any Governmental Authority.

“Losses” means any and all damages, fines, fees, penalties, deficiencies, liabilities, claims, losses (including loss of value), demands, judgments, settlements, actions, obligations and costs and expenses (including interest, court costs and fees and costs of attorneys, accountants and other experts or other expenses of litigation or other proceedings or of any claim, default or assessment); provided, however, that Losses of any Person shall not include any punitive, special or consequential damages, lost profits or diminution in value (based on a multiple of profits, earnings or otherwise).

“Ordinary Course” means the ordinary course of business of the Business, and of Seller in connection with the Business, consistent with past practice and custom.

“Permit” means any permit, license, franchise, approval, consent, registration, clearance, variance, exemption, order, certificate or authorization by or of any Governmental Authority.

“Permitted Encumbrances” means (i) Encumbrances for Taxes not yet due and payable or (ii) mechanics’, carriers’, workers’ and other similar Encumbrances arising or incurred in the Ordinary Course, in each case that individually or in the aggregate with other such title defect do not materially impair the value of the property subject to such Encumbrances or other such title defect or the use of such property in the conduct of the Business.

“Person” means any natural person, corporation, general partnership, limited partnership, limited or unlimited liability company, proprietorship, joint venture, other business organization, trust, union, association or Governmental Authority.

“Post-Closing Tax Periods” means any taxable period beginning after the Closing Date and with respect to a Straddle Period, the portion of such period after the Closing Date.

“Pre-Closing Tax Periods” means any taxable period ending on or before the Closing Date and with respect to a Straddle Period, the portion of such period up to and including the Closing Date.

“Purchaser Material Adverse Effect” means a material adverse effect on the enforceability of Purchaser’s obligations under this Agreement or the Transaction Documents or the Purchaser’s ability to perform its obligations under this Agreement or the Transaction Documents in a timely manner or to consummate the transactions contemplated by this Agreement or the Transaction Documents without material delay.

“Purchaser Stock” means shares of Purchaser’s common stock, par value $0.0001.

“Purchaser Stock Exchange” means the OTCQB® Venture Market.

“Purchaser Stock Trading Price” means, with respect to any date, the volume weighted average closing sale price of one share of Purchaser Stock as reported on the Purchaser Stock Exchange for the twenty (20) consecutive trading days ending on the trading day immediately preceding such date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

“Release” means releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping.

“Seller Material Adverse Effect” means a material adverse effect on the enforceability of Seller’s obligations under this Agreement or the Transaction Documents or Seller’s the ability to perform its obligations under this Agreement or the Transaction Documents in a timely manner or to consummate the transactions contemplated by this Agreement or the Transaction Documents without material delay.

“Tangible Property” means all machinery, tools, equipment, fixtures, vehicles, spare parts and other tangible personal property (other than Inventory), in each case whether owned or leased, that is used or held for use in or is otherwise related to, useful in, or necessary for, the conduct of the Business.

“Tax” and “Taxes” means any federal, state, local or foreign income, gross receipts, employment, payroll, license, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto and including any amendment thereof.

“Transaction Documents” means the Bill of Sale, the Escrow Agreement, the Key Employee Agreement, and the Investment Letter, collectively.

Section 1.2.      Other Defined Terms. In addition to the terms defined in Section 1.1, the following defined terms have the meanings set forth in the locations identified below:

Defined Term	Location
“Assets”	2.1
“Assumed Liabilities”	2.3(a)
“Balance Sheet Date”	3.4
“Business”	Background
“Business Permits”	3.2(b)
“Cash Consideration”	2.5(a)
“Closing Transmittal Letter”	2.10(e)
“Competitor”	6.4(a)
“Consideration Shares”	2.5(a)
“Escrow Account”	2.8
“Escrow Release Dates”	2.8
“Excluded Assets”	2.2
“Excluded Liabilities”	2.4
“Executive”	Preamble
“Extension Fee”	9.2
“First Escrow Release Date”	2.8
“Fundamental Representations”	8.1
“Indemnified Party”	8.2
“Indemnifying Party”	8.2
“Indemnification Amount”	8.6
“Lender”	2.10(e)
“Outside Date”	9.1(b)
“Purchase Price”	2.5(a)
“Purchase Price Allocation”	2.5(b)
“Purchaser”	Preamble
“Purchaser Officer Certificate”	2.9(f)
“Representatives”	5.3
“Second Escrow Release Date”	2.8
“Securities Act”	3.23(a)
“Seller”	Preamble
“Seller Disclosure Schedule”	3.0
“Seller Financial Statements”	3.4
“Seller Officer Certificate”	2.11(h)
“Straddle Period”	6.3(b)
“Transfer Contracts”	2.1(d)
“Transfer Taxes”	2.7
“Transferred Employees”	6.6(a)

Section 1.3.       Interpretation Matters. As used in this Agreement, except to the extent that the context otherwise requires:

(a)         when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b)         the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)         whenever the words “include,” “includes” or “including” (or similar terms) are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d)         the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e)         the words “knowledge” or “to the knowledge of Seller” or similar phrases mean the actual (but not constructive or imputed) knowledge of Executive, after reasonable investigation;

(f)         all terms defined in this Agreement have their defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(g)         the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(h)         if any action is to be taken by any party hereto pursuant to this Agreement on a day that is not a Business Day, such action shall be taken on the next Business Day following such day;

(i)          references to a Person are also to its permitted successors and assigns;

(j)          the use of “or” is not intended to be exclusive unless expressly indicated otherwise;

(k)         “contract” includes any note, bond, mortgage, indenture, deed of trust, loan, credit agreement, franchise concession, contract, agreement, Permit, license, lease, purchase order, sales order, arrangement or other commitment, obligation or understanding, whether written or oral;

(l)         “assets” shall include “rights,” including rights under contracts; and

(m)        “reasonable efforts” or similar terms shall not require the waiver of any rights under this Agreement.

Article II

PURCHASE AND SALE OF ASSETS AND CLOSING

Section 2.1.       Purchase and Sale. At the Closing, upon the terms and subject to the conditions of this Agreement, Seller will sell, transfer, assign, convey and deliver or cause to be sold, transferred, assigned, conveyed and delivered to Purchaser, and Purchaser will purchase from Seller and acquire good and valid title to, free and clear of all Encumbrances (other than Permitted Encumbrances), all of the assets, properties and rights of Seller and its Affiliates that are used or held for use in or are otherwise related to, useful in, or necessary for, the conduct of the Business (collectively, the “Assets”). The Assets shall include:

(a)         all Tangible Property (including all rights of Seller and its Affiliates in any leases of Tangible Property);

(b)         all Inventory;

(c)         all Business Intellectual Property;

(d)         all Permits that are used or held for use in or otherwise related to, useful in or necessary for the conduct of, the Business;

(e)         all files, documents, instruments, papers (whether in paper, digital or other tangible or intangible form) that are used or held for use in or otherwise related to, useful in, or are necessary for the conduct of the Business, the Assets or the Assumed Liabilities, including all financial records, Tax records (other than income tax records), technical information, operating and production records, quality control records, blueprints, research and development notebooks and files, customer credit data, manuals, engineering and scientific data, sales and promotional literature, drawings, technical plans, business plans, budgets, price lists, and lists of customers and suppliers;

(f)         all prepaid expenses, deferred charges, advance payments, security deposits (whether deposited with or paid by Seller or any of its Affiliates) and similar items that are used or held for use in or are otherwise related to, useful in, or necessary for, the conduct of the Business;

(g)         all rights of Seller or any of its Affiliates under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers and contractors in connection with products sold or services provided to Seller or any of its Affiliates for or in connection with the Business, or in respect of any Asset;

(h)         all social media accounts, and domain names that are used or held for use in or are otherwise related to, useful in, or necessary for, the conduct of the Business;

(i)          all goodwill associated with the Business or the Assets, together with the right to represent to third parties that Purchaser is the successor to the Business.

Section 2.2.       Excluded Assets. Notwithstanding any provision of this Agreement to the contrary (and without implication that Purchaser is acquiring any assets of Seller not expressly excluded), Purchaser is not acquiring, and there shall be excluded from the Assets, each of the assets set forth in Section 2.2 of the Seller Disclosure Schedule (the “Excluded Assets”).

Section 2.3.       Assumed Liabilities.

(a)         Purchaser shall not assume any liabilities or obligations of Seller of any kind, whether known or unknown, contingent, matured or otherwise, whether currently existing or hereinafter created, except for the following (collectively, the “Assumed Liabilities”):

(i)         all liabilities that arise on or after the Closing that relate to Purchaser’s ownership and operation of the Assets and the Business on or after the Closing Date (including acts or omissions of Purchaser and/or any of its Affiliates with respect to the Assets and the Business on or after the Closing);

(ii)        liabilities with respect Transferred Employees arising or related to obligations arising on or after the Closing Date;

(iii)       all liabilities for (i) Taxes relating to the operation of the Business or ownership or use of the Assets for Post-Closing Tax Periods; and

(iv)       all liabilities prorated to Purchaser pursuant to Section 2.6.

(b)         In the event of any claim against Purchaser with respect to any of the Assumed Liabilities, Purchaser shall have, and Seller hereby assigns to Purchaser, any defense, counterclaim or right of setoff that would have been available to Seller or the Business if such claim had been asserted against Seller or the Business. The assumption by Purchaser of the Assumed Liabilities and the transfer of the Assumed Liabilities by Seller shall in no way expand the rights or remedies of any Person against Purchaser or Seller or their respective officers, directors, employees, stockholders and advisors as compared to the rights and remedies that such Person would have had against such parties had Purchaser not assumed the Assumed Liabilities. Without limiting the generality of the foregoing, the assumption by Purchaser of the Assumed Liabilities shall not create any third-party beneficiary rights.

Section 2.4.       Excluded Liabilities. Notwithstanding any provision of this Agreement to the contrary (and without implication that Purchaser is assuming any liability of Seller or the Business or any liability related to any of the Assets not expressly excluded), Purchaser is not assuming and shall not be required to pay, perform or discharge any liabilities or obligations that are not specifically included in the Assumed Liabilities (the “Excluded Liabilities”). Seller shall (or shall cause an Affiliate to) pay, perform or discharge when due or required to be performed or discharged, or contest in good faith, the Excluded Liabilities. The Excluded Liabilities shall include, but are not limited to, the following:

(a)         all liabilities or obligations of Seller, whether known or unknown, contingent, matured or otherwise, whether currently existing or hereinafter created, that are not specifically identified as Assumed Liabilities;

(b)         all obligations and liabilities relating to or incurred in connection with the Excluded Assets;

(c)         all obligations and liabilities based on any actual or alleged defect in the manufacture, quality, conformity to specification or fitness for purpose of any product sold by the Business, before the Closing Date, including all product liability, product warranty obligations and liabilities and all obligations and liabilities in respect of product recalls or product warnings (including voluntary recalls and warnings reasonably intended to avoid or mitigate liability);

(d)         all liabilities for income Taxes, franchise Taxes or other Taxes based on income, revenue or gross receipts, and all liabilities for or relating to other Taxes to the extent the other Taxes arise from or relate to any period prior to the Closing Date;

(e)         all liabilities related to, associated with or arising out of any breach or default, failure to perform and overcharges or underpayments, in each case arising from events or actions prior to the Closing under the contracts included in the Assets or Assumed Liabilities;

(f)         all legal , accounting, brokerage, investment banking and finder’s fees or other fees and expenses incurred by or on behalf of Seller or its Affiliates in connection with this Agreement and the transactions contemplated hereby;

(g)         all liabilities related to, associated with or arising out of any action, claim, suit or proceeding with respect to the operation of the Business prior to the Closing, whether such action, claim, suit or proceeding is brought prior to, on or after the Closing;

(h)         all pre-Closing liabilities related to unpaid invoices or bills representing amounts alleged to be owed with respect to the Business, or other alleged obligations of Seller or with respect to the Business;

(i)          all Transfer Tax liabilities;

(j)          all liabilities prorated to Seller pursuant to Section 2.6.

Section 2.5.       Purchase Price.

(a)         The purchase price (the “Purchase Price”) for the Assets shall be the following: (i) $500,000 in cash (the “Cash Consideration”), of which the Initial Deposit shall be paid on the date hereof, and the Closing Cash Consideration Amount shall be paid at Closing, (ii) 15,000,000 shares of Purchaser Stock (the “Consideration Shares”).

(b)         Except as a party may reasonably believe is required by law, the Purchase Price and the Assumed Liabilities will be allocated among the Assets in a manner to be determined by Purchaser, which allocation shall be consistent with Section 1060 of the Code (the “Purchase Price Allocation”). Each of the parties hereto agrees to be bound by the Purchase Price Allocation and will not take a position on any Tax Return before any Governmental Authority charged with the administration or collection of any Tax or in any judicial proceeding that is in any way inconsistent with the Purchase Price Allocation and will cooperate with each other in timely filing Forms 8594 with the IRS consistent with such allocation.

Section 2.6.       Proration of Payments. After the Closing, any regular periodic charges with respect to the Assets, including amounts payable with respect to leases, insurance and utilities, which become due and payable on or after the Closing Date and relate to periods both before and after the Closing Date, shall be prorated and adjusted between Seller and Purchaser as of the Closing Date on a per diem basis, and Seller shall be responsible for and pay to Purchaser the portion of such amounts allocable to the period prior to the Closing Date for which payment is due on or after the Closing Date within five (5) Business Days of the receipt of an invoice from Purchaser.

Section 2.7.       Transfer Taxes. Any and all transfer, sales, use, purchase, value added, excise, real property, personal property, intangible, stamp, or similar Taxes and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) (collectively, “Transfer Taxes”) imposed on, or resulting from, the transactions contemplated by this Agreement (including those Transfer Taxes imposed on Purchaser in connection with the transfer of the Purchased Assets) shall be paid by Purchaser. Purchaser will file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable law, Seller will join in the execution of any such Tax Returns and other documentation.

Section 2.8.       Escrow. Simultaneously with the Closing, the Parties shall enter into the Escrow Agreement with the Escrow Agent. Pursuant to the terms of the Escrow Agreement, Purchaser shall deposit a stock certificate in the name of Executive representing the Consideration Shares into an escrow account to be managed by the Escrow Agent (the “Escrow Account”). Distributions of any Consideration Shares from the Escrow Account shall be governed by the terms and conditions of the Escrow Agreement, which shall include, among other terms and conditions, the release to Executive of (i) fifty percent (50%) of any Consideration Shares then remaining in the Escrow Account, after any applicable offset pursuant to Section 8.6, upon the one-year anniversary of the Closing Date (the “First Escrow Release Date”), and (ii) all Consideration Shares then-remaining in the Escrow Account, after any applicable offset pursuant to Section 8.6, upon the two-year anniversary of the Closing Date (the “Second Escrow Release Date,” together with the First Escrow Release Date, the “Escrow Release Dates”), provided, in each case, that Executive remains an employee in good standing with the Purchaser from the Closing Date through each applicable Escrow Release Date, unless Executive’s employment is earlier terminated by Purchaser without Cause.

Section 2.9.       Closing. The Closing shall take place remotely via the exchange of documents and signatures on such day and time prior to the Outside Date as the Seller and the Purchaser mutually agreed upon.

Section 2.10.      Closing Deliveries by Purchaser.

At the Closing, Purchaser will deliver or cause to be delivered to Seller, Executive, or the Escrow Agent, as specified below:

(a)         to Seller, an amount in cash equal to the Closing Cash Consideration by wire transfer of immediately available funds to such account as Seller may direct by written notice to Purchaser;

(b)         to each Lender identified on the Closing Transmittal Letter, on behalf of Seller, the respective payoff amount set forth in the Payoff Letters, which shall not exceed $148,000 in the aggregate, by transfer of immediately available funds;

(c)         to the Escrow Agent, a stock certificate in the name of Executive representing the Consideration Shares to be held by the Escrow Agent under the Escrow Agreement;

(d)         to Executive, the Key Employee Agreement, duly executed by the Purchaser;

(e)         to Seller, a duly executed counterpart of the Bill of Sale;

(f)         to each of Seller and Executive, a duly executed counterpart of the Escrow Agreement;

(g)         to Executive, a duly executed counterpart of the Investment Letter; and

(h)         to Seller, a certificate, validly executed by the Chief Executive Officer of Purchaser (“Purchaser Officer Certificate”), for and on Purchaser’s behalf, to the effect that as of the Closing, the conditions set forth therein have been satisfied; and

(i)         such further instruments and documents as may be required to be delivered by Purchaser pursuant to the terms of this Agreement or as may be reasonably requested by Seller in connection with the Closing of the transactions contemplated hereby.

Section 2.11.      Closing Deliveries by Seller. At or prior to the Closing, Seller or Executive, as applicable, will deliver or cause to be delivered to Purchaser:

(a)         a duly executed counterpart of the Key Employee Agreement;

(b)         a duly executed counterpart of the Bill of Sale;

(c)         a duly executed counterpart of the Investment Letter;

(d)         a duly executed counterpart of the Escrow Agreement; and

(e)         on the date hereof, a transmittal letter (the “Closing Transmittal Letter”) which shall include the name, address of each of Seller’s lender who shall receive payoff proceeds at closing (the “Lenders”), along with the estimated payoff amount due to each Lender;

(f)         at least three (3) Business Days prior to the Closing, pay off letters (the “Payoff Letters”), dated no earlier than seven (7) Business Days prior to the Closing, from each of the Lender identified in the Closing Transmittal Letter;

(g)         the written consent, in a form reasonably acceptable to the Purchaser, of the third parties whose names are listed on Section 3.2(d) of the Seller Disclosure Schedule;

(h)         A certificate of the Secretary of State of Oregon as of a date not earlier than five (5) Business Days prior to the Closing Date, as to each Seller's good standing, existence, or similar status under the Laws of Oregon;

(i)         a certificate, validly executed by the Managing Member of Seller (“Seller Officer Certificate”), for and on Seller’s behalf, to the effect that as of the Closing, the conditions set forth in Section 7.1 have been satisfied; and

(j)         such further instruments and documents as may be required to be delivered by Seller pursuant to the terms of this Agreement or as may be reasonably requested by Purchaser in connection with the Closing of the transactions contemplated hereby or to complete the transfer of the Assets and the Business to Purchaser, including good, sufficient instruments of assignment with respect to the Intellectual Property being transferred by Seller to Purchaser, endorsements, consents, assignments and other good and sufficient instruments of conveyance and assignment necessary or appropriate to vest in Purchaser all right, title and interest in, to and under the Assets.

Article III

REPRESENTATIONS AND WARRANTIES OF SELLER and EXECUTIVE

Seller and Executive, as applicable, hereby represents and warrant to Purchaser that, except as set forth in the disclosure schedule attached hereto as Exhibit A, which identifies exceptions only by the specific Section or subsection to which each entry relates (the “Seller Disclosure Schedule”):

Section 3.1.       Organization and Qualification. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Oregon and has all requisite corporate power and authority to own, license, use, lease and operate its assets and properties (including the Assets) and to carry on its business (including the Business) as it is now being conducted. Neither the Assets nor the Assumed Liabilities include any securities or ownership interests of any Person.

Section 3.2.       Authority; Non-Contravention; Approvals.

(a)         Seller has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and to perform the transactions contemplated by this Agreement and the Transaction Documents. The execution and delivery of this Agreement and the Transaction Documents and the performance of Seller of the transactions contemplated by this Agreement and the Transaction Documents have been approved by the Board of Directors of Seller, and no other corporate or other proceedings on the part of Seller are necessary to authorize the execution and delivery of this Agreement and the Transaction Documents by Seller and the performance by Seller of the transactions contemplated by this Agreement and the Transaction Documents. This Agreement has been, and upon their execution the Transaction Documents will be, duly executed and delivered by Seller and, assuming the due authorization, execution and delivery of this Agreement and the Transaction Documents by Purchaser, constitutes, and upon their execution the Transaction Documents will constitute, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms.

(b)         Seller has all Permits that are used or held for use in or are otherwise related to, useful in, or necessary for, the conduct of the Business and the Assets (collectively, the “Business Permits”), except for such Permits the absence of which could not reasonably be expected to have a Business Material Adverse Effect. All the Business Permits are listed in Section 3.2(b) of the Seller Disclosure Schedule. All the Business Permits have been legally obtained and maintained and are in full force and effect. None of Seller, its Affiliates, the Business or any of the Assets is in material violation of or is being operated in material violation of the terms of any Business Permit.

(c)         Except as disclosed in (c)Section 3.2(c) of the Seller Disclosure Schedule, the execution and delivery by Seller of this Agreement and the Transaction Documents and the performance of the transactions contemplated by this Agreement and the Transaction Documents do not and will not (i) conflict with or result in a breach of any provision of the respective articles of organization or operating agreement of Seller; (ii) result in a violation or breach of or constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, or result in the termination, modification or cancellation of, or the loss of a benefit under or accelerate the performance required by, or result in a right of termination, modification, cancellation or acceleration under the terms, conditions or provisions of any contract or other instrument (including those contracts or other instruments included in the Assets or Assumed Liabilities) of any kind to which Seller is now a party or by which Seller, the Business or any of the Assets or Assumed Liabilities may be bound or affected; or (iii) violate any order, writ, injunction, decree, statute, treaty, rule or regulation applicable to Seller, the Business, the Assets or the Assumed Liabilities other than, in the case of clauses (ii) and (iii) above, as would not have a Business Material Adverse Effect.

(d)         Except as disclosed in Section 3.2(d) of the Seller Disclosure Schedule, no declaration, filing or registration with, notice to, or authorization, consent, order or approval of any Governmental Authority or other Person is required to be obtained or made in connection with or as a result of the execution and delivery of this Agreement and the Transaction Documents by Seller or the performance by Seller of the transactions contemplated by this Agreement and the Transaction Documents.

Section 3.3.       Title and Condition of the Assets.

(a)         Except as set forth on Section 3.3(a) of the Seller Disclosure Schedule, Seller has, or will have at Closing, good and transferable title to, or a valid leasehold interest in, all of the Assets, free and clear of any Encumbrances other than Permitted Encumbrances.

(b)         Except as set forth on Section 3.3(b) of the Seller Disclosure Schedule, the Assets are in good condition and are adequate for the uses to which they are being put, and none of the Assets are in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. During the past three years there has not been any interruption of the operations of the Business due to inadequate maintenance of the Assets.

(c)         The Assets are sufficient for the conduct of the Business as presently conducted. Immediately following the Closing, neither Seller nor any of its Affiliates will own or lease any assets, properties or rights that are used in or are necessary for the conduct of the Business. There are no material facilities, services, assets or properties that are used by Seller in the conduct or operation of the Business and that are not required to be transferred to Purchaser pursuant to the provisions of this Agreement.

(d)         The Bill of Sale and Assignment Agreement and the deeds, endorsements, assignments and other instruments to be executed and delivered by Seller to Purchaser at the Closing will vest in Purchaser good, valid and marketable title to, and ownership of, the Assets free and clear of all Encumbrances other than Permitted Encumbrances.

Section 3.4.       Seller Financial Statements. Section 3.4 of the Seller Disclosure Schedule sets forth the unaudited balance sheet of the Business for each of the two years ended as of December 31, 2021, and 2020 and the related unaudited statements of income, cash flows and stockholders’ equity for the periods then ended, and the unaudited but reviewed balance sheet of the Business as of March 31, 2022 (such date, the “Balance Sheet Date”), and the related unaudited of income, cash flows and stockholders’ equity for the period then ended (collectively, the “Seller Financial Statements”). The Seller Financial Statements were prepared in accordance with GAAP on a basis consistent with prior periods and fairly present in all material respects the financial position and operating results of the Business as of their respective dates and for the respective periods presented (subject, in the case of the unaudited portions of the Seller Financial Statements, to the absence of certain footnote disclosures otherwise required by GAAP).

Section 3.5.       Inventory.

(a)         All of the Inventory is of good and merchantable material, is not obsolete, spoiled, contaminated or damaged, consist of a quality and quantity usable or saleable in the Ordinary Course, is fit for its intended purpose and is not, in any material respect, adulterated or misbranded within the meaning of, or in violation of, any applicable Laws, and is carried on the books and records of Seller in accordance with GAAP applied consistently with the Financial Statements. Inventory quantities are reasonable and appropriate for the continued operation of the Business as it is presently conducted.

(b)         The Inventory reflected on the balance sheets included in the Seller Financial Statements was properly stated therein at the lesser of cost or fair market value determined in accordance with GAAP consistently applied. The Inventory is owned free and clear of all Encumbrances. At the Closing, the Inventory included in the Assets will be items of a quality usable or saleable by the Business in the Ordinary Course and will be in quantities sufficient for the normal operation of the Business in accordance with past practice.

Section 3.6.       Absence of Undisclosed Liabilities. To Seller’s Knowledge, other than the Assumed Liabilities, there are no liabilities or obligations relating to the Business of any nature, whether accrued, contingent or otherwise, and there is no existing condition, situation or set of circumstances that reasonably could be expected to result in such a liability or obligation, except for liabilities or obligations (a) reflected in the Balance Sheet or (b) that were incurred since the date of the Balance Sheet and were normal and recurring expenses incurred in the Ordinary Course and does not exceed $10,000.

Section 3.7.       Absence of Certain Changes or Events. Since the Balance Sheet Date, there has not been:

(a)         any change or amendment to a Transferred Contract or arrangement by which Seller or any of the Assets is bound or subject, except for changes or amendments which are expressly provided for or disclosed in this Agreement;

(b)         the sale, exchange or other disposition by Seller of any assets or rights other than the sale of Inventory in the Ordinary Course;

(c)         any damage, destruction or loss, whether or not covered by insurance, to the Assets or the Business that has had, or would reasonably be expected to have, a Business Material Adverse Effect;

(d)         any sale, assignment or transfer of any Intellectual Property or other intangible assets (other than the sale or license of Seller’s products and services in the Ordinary Course);

(e)         any mortgage, pledge, transfer of a security interest in, or Encumbrance, created by Seller, with respect to the Assets;

(f)         any agreement or commitment by Seller to do any of the things described above in this Section 3.7; or

(g)         to the knowledge of Seller, any other event or condition of any character that has had, or would reasonably be expected to have, a Business Material Adverse Effect or a Seller Material Adverse Effect.

Section 3.8.       Books and Records. To Seller’s Knowledge, the minute books and other similar records of Seller as made available to Purchaser prior to the execution of this Agreement contain a true and complete record, in all material respects, of all actions taken at all meetings and by written consents in lieu of meetings of the managers and members of Seller relating to the Business.

Section 3.9.      Tax Matters. Except as set forth on Section 3.9 of the Seller Disclosure Schedule:

(a)         all Tax Returns required to be filed by Seller or its Affiliates with respect to the Business or any of the Assets have been timely filed. All such Tax Returns were correct and complete. All Taxes (whether or not shown on any Tax Return) have been paid, the nonpayment of which could result in an Encumbrance on an Asset, adversely affect the Business or result in Purchaser or any of its Affiliates having any liability therefor. No claim has been made by a Governmental Authority in a jurisdiction where Seller or an Affiliate of Seller does not file Tax Returns that Seller or such Affiliate is or may be subject to taxation by that jurisdiction with respect to the Business or any of the Assets.

(b)         no audit, examination, investigation or other administrative proceeding is pending or threatened, and no judicial proceeding is pending or threatened, that involves any Tax or Tax Return relating to the Business or any of the Assets. There are no agreements or waivers in effect extending any statute of limitations relating to the payment or collection of Taxes which could affect Purchaser or the Business for any period after the Closing.

Section 3.10.     Litigation. To Seller’s Knowledge, except as set forth on Section 3.10 of the Seller Disclosure Schedule, there are no claims, suits, proceedings, actions, investigations, oppositions, challenges, cancellation proceedings or changes pending or, to the knowledge of Seller, threatened against or affecting Seller or any of Seller’s Affiliates or relating to or affecting the Assets, the Business or the Assumed Liabilities that, if adversely determined, would reasonably be expected to result in a Business Material Adverse Effect or Seller Material Adverse Effect. There are no outstanding orders, writs, judgments, decrees, injunctions or settlements that restrict the Business, the Assets or the Assumed Liabilities in any material respect.

Section 3.11.     Contracts and Other Agreements.

(a)         Section 3.11(a) of the Seller Disclosure Schedule lists all contracts to which Seller or any of its Affiliates is a party that (i) are included in the Assets or the Assumed Liabilities and (ii) contain any provision or covenant that would, after giving effect to the transactions contemplated hereby, prohibit or materially limit the ability of Purchaser or any of its Affiliates to engage in any business activity or compete with any Person or prohibit or materially limit the ability of any Person to compete with Purchaser or any of its Affiliates.

(b)         Each contract included in the Assets or Assumed Liabilities is in full force and effect and constitutes a legal, valid and binding agreement, enforceable against Seller or its Affiliate and, to the knowledge of Seller, each other party thereto, in accordance with its terms, except as would not reasonably be expected to result in a Business Material Adverse Effect. Neither Seller nor any Affiliate of Seller nor, to the knowledge of Seller, any other party to any such contract is in violation or breach of, or in default under, nor has there occurred an event or condition that with the passage of time or giving of notice (or both) would constitute a default under, or permit the termination of, any such contract, except as would not reasonably be expected to result in a Business Material Adverse Effect.

(c)         Seller has delivered to Purchaser true and complete copies (or, if none exist, reasonably complete and accurate written descriptions) of each contract listed on Section 3.11(a) of the Seller Disclosure Schedule, together with all amendments and supplements thereto.

Section 3.12.      Significant Customers and Suppliers.

(a)         Section 3.12(a) of the Seller Disclosure Schedule lists the ten (10) most significant customers of the Business on the basis of revenues for goods sold or services provided for the most recent fiscal year. Seller has not received any notice and has no reason to believe that any customer listed in Section 3.12(a) of the Seller Disclosure Schedule has ceased, or will cease, to use the products, equipment, goods or services of the Business, or has substantially reduced, or will substantially reduce, the use of such products, equipment, goods or services at any time; and

(b)         Section 3.12(b) of the Seller Disclosure Schedule lists the ten (10) most significant vendors or suppliers of goods or services to the Business on the basis of cost of goods or services purchased for the most recent fiscal year. Neither Seller nor any of its Affiliates have received any notice, and none of them have any reason to believe, that any such vendor or supplier will not sell raw materials, supplies, merchandise or other goods to Purchaser at any time after the Closing Date on terms and conditions substantially similar to those used in its current sales to Seller, subject only to general and customary price increases. To the knowledge of Seller, no such customer, vendor or supplier is threatened with bankruptcy or insolvency.

Section 3.13.      Absence of Certain Business Practices. Neither Seller nor its Affiliates, nor any of their respective directors, officers, employees or agents, nor any other Person acting on their behalf, directly or indirectly, has, to the knowledge of Seller, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or any other person that (a) could reasonably be expected to subject the Business, Assets or Assumed Liabilities to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (b) if not given in the past, might have had a Business Material Adverse Effect or (c) if not continued in the future, might have a Business Material Adverse Effect or that might subject a Seller or its Affiliates to suit or penalty in any private or governmental litigation or proceeding.

Section 3.14.      Investor Qualifications. In respect of the acquisition of the Consideration Shares:

(a)         Purchase for Own Account. The shares of Purchaser Stock to be issued to Executive hereunder will be acquired for investment for Executive’s own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and Executive has no present intention of selling, granting any participation in, or otherwise distributing the same (other than distribution to its members). Executive has not been formed for the specific purpose of acquiring the shares of Purchaser Stock.

(b)         Disclosure of Information. At no time was Seller or Executive presented with or solicited by any publicly issued or circulated newspaper, mail, radio, television or other form of general advertising or solicitation in connection with the offer and issuance of the shares of Purchaser Stock hereunder. Seller and Executive have received or have had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the shares of Purchaser Stock to be issued to Seller or Executive under this Agreement. Seller and Executive have had an opportunity to ask questions and receive answers from Purchaser regarding the terms and conditions of the offering of the shares Purchaser Stock and to obtain additional information (to the extent Purchaser possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to Seller and Executive or to which Seller and Executive had access.

(c)         Investment Experience. Executive understands that the acquisition of the shares of Purchaser Stock involves substantial risk. Executive: (a) has experience as an investor in securities of companies in the development stage and acknowledges that Executive is able to fend for itself, can bear the economic risk of Executive’s investment in the shares of Purchaser Stock and has such knowledge and experience in financial or business matters that Executive is capable of evaluating the merits and risks of this investment in the shares of Purchaser Stock and protecting its own interests in connection with this investment and/or (b) has a preexisting personal or business relationship with Purchaser and certain of its officers, directors or controlling persons of a nature and duration that enables Executive to be aware of the character, business acumen and financial circumstances of such persons.

(d)         Accredited Investor Status. Executive is, as of the Closing Date, an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act.

(e)         Restricted Securities. Seller and Executive understands that the shares of Purchaser Stock are characterized as “restricted securities” under the Securities Act inasmuch as they are being acquired from Buyer in a transaction not involving a public offering and that under the Securities Act and applicable regulations thereunder such securities may be resold without registration under the Securities Act only in certain limited circumstances. In this connection, Seller and Executive represent that Seller and Executive are each familiar with Rule 144 of the SEC, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

(f)         Legends.

(i)         Seller and Executive understand that the shares of Purchaser Stock and any securities issued in respect of or exchange for the shares of Purchaser Stock, may bear one or all of the following legends:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

(ii)         Any legend required by the securities laws of any state to the extent such laws are applicable to the shares of Purchaser Stock represented by the certificate so legended.

(iii)         Whenever the legend requirements imposed by this Section 3.14 shall terminate, the holders of certificates or other documents evidencing any of the shares of Purchaser Stock for which such legend requirements have terminated shall be entitled to receive from Purchaser, at Purchaser’s expense, certificates representing such shares of Purchaser Stock without such legend.

Section 3.15.     Brokers. No agent, broker, investment banker, financial advisor or other firm or Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission for which Purchaser or any of its Affiliates could become liable in connection with the transactions contemplated by this Agreement.

Section 3.16.     Disclosure. All material facts relating to the Business and the Assets have been disclosed to Purchaser in or in connection with this Agreement. No representation or warranty contained in this Agreement, and no statement contained in the Seller Disclosure Schedule or in any certificate, list or other writing furnished to Purchaser pursuant to this Agreement (including the Seller Financial Statements), contains any untrue statement of a material fact or omits a material fact necessary to make the statements contained herein or therein, in the light of the circumstances under which they were made, not misleading.

Article IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller that:

Section 4.1.       Organization and Qualification. Purchaser is a corporation duly incorporated and validly existing under the laws of the State of Washington and has all requisite corporate power and authority to own, license, use or lease and operate its assets and properties and to carry on its business as it is now conducted. Purchaser is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify, individually or in the aggregate with other jurisdictions, could reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.2.       Authority; Non-Contravention; Approvals.

(a)         Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents and to perform the transactions contemplated by this Agreement and the Transaction Documents. The execution and delivery of this Agreement and the Transaction Documents and the performance by Purchaser of the transactions contemplated by this Agreement and the Transaction Documents have been approved by the Board of Directors and requisite shareholders of Purchaser, and no other corporate proceedings on the part of Purchaser are necessary to authorize the execution and delivery of this Agreement or the Transaction Documents and the performance by Purchaser of the transactions contemplated by this Agreement and the Transaction Documents. This Agreement has been, and upon their execution the Transaction Documents will be, duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery of this Agreement and the Transaction Documents by Seller constitutes, and upon their execution the Transaction Documents will constitute, valid and binding obligations of Purchaser enforceable against Purchaser in accordance with their respective terms.

(b)         The execution and delivery by Purchaser of this Agreement and the Transaction Documents and the performance of the transactions contemplated by this Agreement and the Transaction Documents do not and will not (i) conflict with or result in a breach of any provisions of the articles of incorporation or bylaws of Purchaser; (ii) result in a violation or breach of or constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, or result in the termination of, or the loss of a benefit under or accelerate the performance required by, or result in a right of termination, modification, cancellation or acceleration under, the terms, conditions or provisions of any contract or other instrument of any kind to which Purchaser or any of its subsidiaries is now a party or by which Purchaser or any of its subsidiaries or any of their respective properties or assets may be bound or affected; or (iii) violate any order, writ, injunction, decree, statute, treaty, rule or regulation applicable to Purchaser or any of its Subsidiaries other than in the case of clauses (ii) and (iii) above as would not reasonably be expected to result in a Purchaser Material Adverse Effect.

(c)         No declaration, filing or registration with, or notice to, or authorization, consent, order or approval of, any Governmental Authority is required to be obtained or made in connection with or as a result of the execution and delivery of this Agreement and the Transaction Documents by Purchaser or the performance by Purchaser of the transactions contemplated by this Agreement and the Transaction Documents, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, could not reasonably be expected to result in a Purchaser Material Adverse Effect.

Section 4.3.      Valid Issuance of Shares. The Consideration Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of liens, encumbrances and restrictions on transfer, other than restrictions on transfer under the Investment Letter and applicable state and federal securities laws. Assuming the accuracy of the representations by Seller and Executive in Article III, the Consideration Shares will be issued in compliance with all applicable federal and state securities laws. The Conversion Shares have been duly reserved for issuance and, upon issuance in accordance with the terms of the Purchaser’s certificate of incorporation, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Investment Letter and applicable federal and state securities laws. The Consideration Shares will be issued in compliance with all applicable federal and state securities laws. Purchaser is eligible to register the resale of the Consideration Shares on Form S-3.

Section 4.4.      Litigation. There are no claims, suits, proceedings, actions, investigations, oppositions, challenges, cancellation proceedings or changes pending or, to the knowledge of Purchaser, threatened against or affecting Purchaser or any of Purchaser’s Affiliates. There are no outstanding orders, writs, judgments, decrees, injunctions or settlements that restrict the Purchaser in any material respect.

Section 4.5.       Brokers. No agent, broker, investment banker, financial advisor or other firm or person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission for which Seller or any of its Subsidiaries could become liable in connection with the transactions contemplated by this Agreement as a result of any action taken by or on behalf of Purchaser or any of its Subsidiaries.

Section 4.6.       Compliance with Other Instruments. Purchaser is not in violation or default (a) of any provisions of its current articles of incorporation or bylaws, (b) of any instrument, judgment, order, writ or decree, (c) under any note, indenture or mortgage, or (d) of any provision of federal or state statute, rule or regulation applicable to Purchaser, the violation of which, individually or in the aggregate, would have a Purchaser Material Adverse Effect. The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated by the Transaction Documents will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (x) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement or (y) an event which results in the creation of any lien, charge or encumbrance upon any assets of Purchaser or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to Purchaser.

Article V

PRE-CLOSING COVENANTS

Section 5.1.       Reasonable Best Efforts. Prior to the Closing, except with respect to the matters described in Section 5.2 which shall be governed by the provisions thereof, each Party to this Agreement shall use reasonable best efforts to cause the conditions set forth in Section 7.1 and Section 7.2 to be satisfied and to consummate the Transactions; provided, that the Company and its Subsidiaries shall not be required to expend any funds to obtain any third party consents.

Section 5.2.       Conduct of the Business Pending the Closing.

(a)         Prior to the Closing Date, except (i) as required by applicable Law, (ii) as required or otherwise expressly contemplated by this Agreement or the Transaction Documents, (iii) with the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed; provided, that the consent of Purchaser shall be deemed to have been given if Purchaser does not object in writing within five (5) Business Days from the date on which written request for such consent is provided by the Seller to Purchaser), Seller shall, and shall cause its Affiliates to use its reasonable best efforts to, (i) conduct the Business, in all material respects, in the Ordinary Course, (ii) preserve the Assets substantially intact, (iii) preserve the material relationships of the Business with its customers, vendors, Government Authorities, and employees.

(b)         Prior to the Closing Date, other than (i) as required by applicable Law, (ii) as required or otherwise expressly contemplated by this Agreement or the Transaction Documents, or (iii) with the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed; provided, that the consent of Purchaser shall be deemed to have been given if Purchaser does not object in writing within five (5) Business Days from the date on which written request for such consent is provided by Seller to Purchaser), Seller shall not:

(i)         mortgage, pledge or subject any Assets to any Encumbrance (other than Permitted Encumbrances);

(ii)        sell, lease, assign, or transfer (including transfers to an Affiliate) any portion of the Assets;

(iii)       enter into, make any material amendments, or terminate any lease, contract, agreement, or commitment, or taken any other action or entered into any other transaction;

(iv)       engage in any promotional sales or discount or other activity with customers that has, or would reasonably be expected to have, the effect of materially accelerating to pre-Closing periods sales that would otherwise be expected to occur in post-Closing periods;

(v)        engage in any activity that has, or would reasonably be expected to have, the effect of accelerating to pre-Closing periods the payment of any commissions;

(vi)       enter into any other material transaction, or materially change any business practice;

(vii)      hire or terminate any employee, or encourage any employee to resign from the Company;

(viii)     incur any Liabilities or incurred or become subject to any material liabilities;

(ix)       discharge or satisfy any Liabilities or paid any material obligation or liability, other than current liabilities paid in the Ordinary Course, or prepaid any amount of Debt;

(x)        make or commit to make any payments or other transfers in connection with, or in contemplation of, the transactions contemplated by this Agreement; or

(xi)       agree to take any of the foregoing actions.

Section 5.3.       Access to Information.

(a)         From the date hereof to the Closing Date or the termination of this Agreement in accordance with its terms, Each party shall provide to the other and its officers, directors, employees, agents, counsel, accountants, financial advisors, lenders, consultants and other representatives (together, its “Representatives”) reasonable access, at reasonable times and upon reasonable notice, to the personnel, properties, offices, books, financial information, Contracts and records and, during such period, furnish reasonably promptly such information as shall reasonably request; provided, however, that (i)  such activities are conducted under reasonable circumstances and do not unreasonably interfere with the operations of the other Party, (iv) such access or related activities would not cause a violation of applicable Law (provided, however, that the parties shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such applicable Law), and (ii) nothing herein shall require the disclosure of information that is subject to an attorney/client or an attorney work-product privilege.

(b)         No information obtained during the pendency of the Transactions in any investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein, unless otherwise agreed in writing.

Section 5.4.       Notification of Certain Matters. Each party shall give prompt notice to the other of (i) any notice or other communication received by it or any of its Affiliates from any Government Authority in connection with this Agreement or the transactions contemplated hereby, (ii) any notice or other communication received by it or any of its Affiliates from any Person alleging that the consent of such Person is or may be required in connection with this Agreement or the transactions contemplated hereby, and (iii) any Proceeding commenced or, to its Knowledge, threatened against or otherwise relating to, involving, or affecting the Business, the Assets, or the Assumed Liabilities, as applicable, or otherwise relating to the Transactions.

Article VI

POST-CLOSING COVENANTS

Section 6.1.      Reasonable Efforts. Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. Seller and Purchaser shall each comply as promptly as practicable with any other laws of any Governmental Authority that are applicable to any of the transactions contemplated hereby or by the Transaction Documents and pursuant to which any consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person in connection with such transactions is necessary. Nothing in this Agreement shall require Purchaser or its Affiliates to divest or hold separate or agree to any limitations on or other requirements in respect of the operation of any business, division or operating unit of Purchaser or any of its Affiliates, including the Business and the Assets from and after the Closing.

Section 6.2.       Use of Name. Seller agrees that from and after the Closing, Seller shall not and shall cause its Affiliates not to use the name “Bridgetown Mushrooms LLC” or any abbreviation of or derivation from that name or any name similar to it in any form whatsoever, including in respect of advertising and promotional materials. Simultaneously with the Closing, Seller shall amend its certificate of organization to change its name to a name that does not contain the words “Bridgetown Mushrooms” or substantially similar words.

Section 6.3.       Tax Matters.

(a)         To the extent that Purchaser or any of its Affiliates receives cash Tax refunds relating to any Pre-Closing Tax Periods (or potions thereof) relating to the Purchased Assets and/or the Business, Purchaser shall pay to Seller the amount of such refund, within five (5) Business Days of receipt, net of (1) Taxes payable by Purchaser, its Affiliates, or its direct or indirect owners as a result of receiving or claiming such refund, and (2) any reasonable out-of-pocket costs associated with obtaining such refund. In the event that the Purchaser is required to repay any such refund, with respect to which a payment has been made pursuant to this Section 6.3, to any Governmental Authority due to the successful challenge of such refund by such Governmental Authority, the amount so repaid (together with any related interest and/or penalties imposed by such Governmental Authority with respect to such repayment) shall constitute Taxes relating to the Purchased Assets and/or the Business for purposes of this Agreement.

(b)         For purposes of this Section 6.3, in the case of any period that begins before and ends on or after the Closing Date (a “Straddle Period”), the determination of the amount of any Taxes based on or measured by income, withholding, receipts, or payroll allocated to the Pre-Closing Tax Periods shall be determined on a “closing of the books basis” assuming that the books of Seller was closed at the close of the day on the Closing Date. The determination of the amount of any other Taxes for such Straddle Period that relates to the Pre-Closing Tax Periods shall be made by multiplying the amount of such Tax for the entire taxable period by a fraction the numerator of which is the number of calendar days in the taxable period ending on the Closing Date and the denominator of which is the number of calendar days in such Straddle.

(c)         Purchaser shall be entitled to deduct and withhold from the Purchase Price all Taxes that Purchaser is required to deduct and withhold under any applicable Tax law. All such withheld amounts shall be treated as delivered to Seller hereunder.

(d)         After the Closing, Seller and Purchaser shall (and shall cause their respective Affiliates to):

(i)         make available to the other parties hereto and to any taxing authority, as reasonably requested, all information, records, and documents with respect to Taxes relating to the Business or the Purchased Assets and preserve that information and those records and documents until the expiration of any applicable statute of limitations, including any extensions of such statute of limitations;

(ii)        provide timely written notices to the other parties hereto of any pending or threatened audits or other Tax proceedings relating to the Business or the Purchased Assets for taxable periods for which any other party hereto may have a responsibility under this Section 6.3 or otherwise; and

(iii)       furnish the other parties hereto with copies of all correspondence received from any taxing authority in connection with any audit or other Tax proceeding or information request with respect to any taxable period for which any other party hereto may have a responsibility under this Section 6.3 or otherwise.

Section 6.4.       Non-Competition, Non-Solicitation, Confidentiality, Non-Disparagement.

(a)         From the Closing and for two (2) years thereafter, Seller will not, and will cause its Affiliates not to, directly or indirectly anywhere in North America, (i) engage in, own any interest in, invest in, lend funds to or provide any management, consulting, financial, administrative or other services to any business that competes with the Business directly or indirectly in any manner (each such business, a “Competitor”), provided, however, that ownership of less than one percent (1%) of the outstanding stock of any publicly-traded corporation shall not be deemed to be engaging in any of such corporation’s businesses solely by reason thereof, (ii) solicit, sell or attempt to sell goods and services offered by the Business to any entity that is a customer of the Business, (iii) or attempt to induce any customer, supplier or other relation of the Business to terminate its relationship with the Business or enter into any business relationship with a Competitor of the Business, (iv) directly or indirectly solicit or encourage to leave employ or contract or offer to employ or contract with any person who is (or was during the previous twelve (12) months) an employee of the Business or who is (or was during the previous twelve (12) months) hired by Purchaser in connection with the transactions contemplated hereby, (v) disclose any confidential or non-public information regarding the Business or the Assets to any third party, provided that, in the event Seller is compelled to disclose any confidential or non-public information by judicial or administrative process or by other requirements of Law, Seller shall promptly notify Purchaser in writing and shall disclose only that portion of such information which such Seller is advised by its counsel in writing is legally required to be disclosed, provided that Seller shall use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information, or (vi) make any derogatory, negative or disparaging public statement (or any statement likely to become public) about the Business, the Purchaser, or any of the Purchaser’s Affiliates that could reasonably be expected to adversely affect or disparage the reputation, or, to the extent applicable, business or goodwill of the Business, the Purchaser, or any of Purchaser’s Affiliate, provided that, nothing herein shall prohibit Seller from responding truthfully to any subpoena, court order or other compulsory legal process.

(b)         The parties hereto recognize that the laws and public policies of the various states of the United States may differ as to the validity and enforceability of covenants similar to those set forth in this Section. It is the intention of the parties that the provisions of this Section be enforced to the fullest extent permissible under the laws and policies of each jurisdiction in which enforcement may be sought, and that the unenforceability (or the modification to conform to such laws or policies) of any provisions of this Section shall not render unenforceable, or impair, the remainder of the provisions of this Section. Accordingly, if any provision of this Section shall be determined to be invalid or unenforceable, such invalidity or unenforceability shall be deemed to apply only with respect to the operation of such provision in the particular jurisdiction in which such determination is made and not with respect to any other provision or jurisdiction.

Section 6.5.       Assignment of Contracts and Rights. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Asset or any claim or right or any benefit arising thereunder or resulting therefrom if such assignment, without the consent of a third Person, would constitute a breach or other contravention of such Asset. Seller and Purchaser will use their commercially reasonable efforts to obtain the consent of such Persons in respect of any such Asset or any claim or right or any benefit arising thereunder for the assignment thereto to Purchaser as Purchaser may request. If such consent is not obtained, or if an attempted assignment thereof would be ineffective or would adversely affect the rights of Seller or its Affiliates hereunder so that Purchaser would not in fact receive all such rights, Seller and Purchaser will cooperate in a mutually agreeable arrangement pursuant to which Purchaser would obtain the benefits and assume the obligations thereunder in accordance with this Agreement, including sub-contracting, sub-licensing or sub-leasing to Purchaser, or under which Seller or its Affiliates would enforce for the benefit of Purchaser, with Purchaser assuming Seller’s or its Affiliates’ obligations, any and all rights of Seller or its Affiliates against a third party thereto. Seller will promptly pay to Purchaser when received all monies received by Seller or its Affiliates under any Asset or any claim or right or any benefit arising thereunder, and Seller and Purchaser shall continue to cooperate and use all commercially reasonable efforts to obtain such consent and to provide Purchaser with all such rights and shall continue to use all reasonable efforts to obtain such consent. Nothing in this Section 6.5 shall affect Purchaser’s other rights under this Agreement and shall not affect the conditions to Purchaser’s obligation to close. The provisions of this Section 6.5 shall not limit, modify or otherwise affect any representation or warranty of Seller under this Agreement.

Section 6.6.       Employee Matters.

(a)         Seller shall have made available to Purchaser all employees of the Business (and any related employee records) for the purposes of interviewing and, if desired by Purchaser, hiring. Offers of employment, if any, extended by Purchaser to current employees of Seller, shall be at such salary or wage and benefit levels and on such other terms and conditions as the Parties shall deem appropriate. The employees who receive an offer of employment from Purchaser, and who accept and commence employment with Purchaser are collectively referred to as the “Transferred Employees.” Seller will not take, and will cause each of its Affiliates not to take, any action that would impede, hinder, interfere or otherwise compete with Purchaser’s effort to hire any Transferred Employees. Purchaser shall not have and shall not assume any liability or responsibility relating to any Transferred Employee until such employee commences employment with Purchaser.

(b)         The parties agree to furnish each other with such information concerning employees and to take all such other action as is necessary and appropriate to effect the transactions contemplated by this Agreement and to cooperate with each other in addressing inquiries from employees.

Section 6.7.       Restrictions on Transfer of Consideration Shares

(a)         Lock-Up. Executive hereby agrees that Executive will not, without the prior written consent of the Purchaser, during (i) the six-month period following the Closing Date, and (ii) the period commencing on the date of the final prospectus relating to the registration by the Purchaser of shares of Purchaser Stock or any other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Purchaser and the managing underwriter (such period not to exceed 180 calendar days), (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Consideration Shares then held by Executive, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Purchaser Stock or other securities, in cash, or otherwise.

(b)        Exemptions. The undertakings in Section 6.7(a) above, shall not prohibit Executive from (i) accepting a general offer made to all holders of shares of Purchaser Stock made in accordance with applicable takeover rules on terms which treat all such holders alike; or (ii) executing and delivering an irrevocable commitment or undertaking to accept a general offer as referred to in (i) above; or (iii) sell any subscription rights or similar rights for the purpose of paying the price for subscribing or purchasing Purchaser Stock in a rights issue or other pre-emptive share offering by Parent; or (iv) selling or otherwise disposing of Purchaser pursuant to any offer by Purchaser to purchase its own shares which is made on identical terms to all holders of shares in Purchaser; (v) transferring Purchaser Stock where a disposal is required by Law or by any competent authority or by order of a court of competent jurisdiction; or (vi) selling or otherwise disposing of Purchaser Stock, if, prior to expiration of the Lock-Up Period, the outstanding shares of Purchaser Stock is increased or decreased or changed into or exchanged (or Purchaser approves any increase, decrease, change or exchange) for a different number or kind of shares or other securities of the Purchaser by reason of any stock split, combination of shares or dividend payable in shares, recapitalization or reclassification.

Section 6.8.      Bulk Sale Filings. Purchaser hereby waives compliance for Seller and its Affiliates with the provisions of any bulk sales transfer laws (but does not waive compliance with any tax clearance laws) applicable to the transfers described in this Agreement. Seller shall indemnify and hold harmless Purchaser against any and all liabilities that may be asserted by third parties against Purchaser as a result of such noncompliance.

Section 6.9.      Public Announcements. Neither Seller nor any of its Affiliates shall issue or cause the dissemination of any press release or other public announcements or statements with respect to this Agreement or the transactions contemplated hereby without the consent of Purchaser, except as may be required by law (and in such case shall use all reasonable efforts to consult Purchaser prior to such release or statement).

Section 6.10.     Further Assurances; Post-Closing Cooperation.

(a)         From time to time after the Closing, without additional consideration, each of the parties hereto will (or, if appropriate, cause their Affiliates to) execute and deliver such further instruments and take such other action as may be necessary to make effective the transactions contemplated by this Agreement and the Transaction Documents. If any party to this Agreement shall, following the Closing, have in its possession any asset or right that under this Agreement should have been delivered to the other, such party shall promptly deliver such asset or right to the other.

(b)         Seller, on behalf of itself and its Affiliates, hereby constitutes and appoints, effective as of the Closing Date, Purchaser and its successors and assigns as the true and lawful attorney of Seller or its Affiliates, as applicable, with full power of substitution in the name of Purchaser, or in the name of Seller or its Affiliates, as applicable, but for the benefit of Purchaser, (i) to collect for the account of Purchaser any items of Assets and (ii) to institute and prosecute all proceedings that Purchaser may in its sole discretion deem proper to assert or enforce any right, title or interest in, to or under the Assets, and to defend or compromise any and all actions, suits or proceedings in respect of the Assets. Purchaser shall be entitled to retain for its own account any amounts collected pursuant to the foregoing powers, including any amounts payable as interest in respect thereof.

(c)         Following the Closing, Seller will afford Purchaser’s Representatives (i) such access as Purchaser may reasonably request to all books, records and other data and information, including any information from employees of Seller and its Affiliates, relating to the Business, the Assets and the Assumed Liabilities and (ii) the right to make copies and extracts therefrom. Further, each party agrees for a period extending (3) years after the Closing Date not to destroy or otherwise dispose of any such books, records and other data unless such party shall first offer in writing to surrender such books, records and other data to the other party, and such other party shall not agree in writing to take possession thereof during the ten-day period after such offer is made. Purchaser will use, and cause each of its Representatives to use, all commercially reasonable steps necessary to protect, preserve and maintain the confidentiality of all books, records and other data and information obtained pursuant to this Section 6.10(c). The foregoing does not restrict the right of Purchaser or its Representatives to disclose such information to the extent that such disclosure is, in the opinion of Purchaser’s counsel, required by law.

(d)         Following the Closing, Purchaser may receive and open all mail addressed to Seller or any of its Affiliates and deal with the contents thereof in its discretion to the extent that such mail and the contents thereof relate to the Business.

Article VII

CONDITIONS

Section 7.1.       Conditions to Purchaser’s Obligations. The obligations of Purchaser to effect the Closing are further subject to the satisfaction or waiver at or prior to the Closing of the following condition:

(a)         The representations and warranties of Seller set forth in shall be true and correct, in each case, as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any representation and warranty is expressly made as of an earlier date, in which case such representation and warranty need only be true and correct as of such earlier date).

(b)         Seller shall have performed and complied in all material respects with all covenants and agreements required in this Agreement to be performed or complied with by Seller, as applicable, at or prior to the Closing.

(c)         Seller shall have delivered or caused to be delivered the items set forth in Section 2.10.

(d)         The Seller and Purchaser shall have reached an agreement on the final form of the Transaction Documents.

(e)         The Executive shall have executed the Key Employee Agreement.

(f)          Purchaser shall have secured sufficient financing to meet its obligations with respect to payment of the Cash Consideration and transaction expenses in connection with the transactions contemplated hereunder.

(g)         Purchaser shall have secured all necessary Board approval, stockholder approval, and third-party consents required to consummate the transactions contemplated hereunder.

(h)         There shall not have been an event, circumstance, change, or effect that individually or in the aggregate, has or is reasonably likely to have a Purchaser Material Adverse Effect, a Business Material Adverse Effect, or a Seller Material Adverse Effect.

Section 7.2.       Conditions to Seller’s Obligations. The obligations of Seller to effect the Closing are further subject to the satisfaction or waiver at or prior to the Closing of the following condition:

(a)         The representations and warranties of Purchaser set forth in shall be true and correct, in each case, as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any representation and warranty is expressly made as of an earlier date, in which case such representation and warranty need only be true and correct as of such earlier date).

(b)         Purchaser shall have performed and complied in all material respects with all covenants and agreements required in this Agreement to be performed or complied with by Purchaser, as applicable, at or prior to the Closing.

(c)         Purchaser shall have delivered or caused to be delivered the items set forth in Section 2.11.

(d)         The Seller and Purchaser shall have reached an agreement on the final form of the Transaction Documents.

(e)         The Purchaser shall have executed the Key Employee Agreement.

Article VIII

SURVIVAL; INDEMNIFICATION

Section 8.1.       Survival of Representations, Warranties, Covenants and Agreements.

(a)         The representations and warranties of Seller contained in this Agreement will survive the Closing (a) indefinitely with respect to the representations and warranties contained in Sections 3.1 (Organization and Qualification), 3.2 (Authority, Non-Contravention, Approval), 3.3(a) (Title), 3.3(d) (Bill of Sale), 3.14 (Investor Qualifications), and 3.15 (Broker) (the “Fundamental Representations”); (b) until thirty (30) calendar days after the expiration of all applicable statutes of limitation (including all periods of extension, whether automatic or permissive) with respect to the matters contained in Sections 3.9 (Tax); and (c) until the one (1) year anniversary of the Closing Date in the case of all other representations and warranties; The representations and warranties of Purchaser contained in this Agreement shall survive until the 1 year anniversary provided, however, that any representation or warranty that would otherwise terminate in accordance with clause (b) or (c) above will continue to survive if a notice of a claim shall have been given under this Article VIII on or prior to the date on which it otherwise would terminate, until the related claim for indemnification has been satisfied or otherwise resolved as provided in this Article VIII. Except as otherwise expressly provided in this Agreement, each covenant hereunder shall survive without limit.

(b)         For purposes of this Agreement, the each Party’s representations and warranties shall be deemed to include the Disclosure Schedule and all other documents or certificates delivered by or on behalf of such Party in connection with this Agreement.

(c)         Purchaser’s rights hereunder (including rights under this Article VII) shall not be affected by any investigation conducted by or any knowledge acquired (or capable of being acquired) by Purchaser at any time, whether before or after the execution or delivery of this Agreement or the Closing, or by the waiver of any condition to Closing.

Section 8.2.      Mutual Indemnification. The Parties (each, an “Indemnifying Party”) shall, indemnify and hold harmless each other, its Affiliates and their respective successors and the respective shareholders, officers, directors, employees and agents of each such indemnified Person (each, an “Indemnified Party”) from and against any and all Losses that may be asserted against or paid, suffered or incurred by any Indemnified Party that, directly or indirectly, arise out of, result from, are based upon or relate to (a) any inaccuracy in or any breach of, as of the Closing Date, any representation and warranty made in this Agreement, in any of the Transaction Documents or in any document or other paper delivered pursuant to this Agreement; provided, however, that if any such representation or warranty is qualified in any respect by knowledge, materiality or Material Adverse Effect, for purposes of calculating the amount of Losses pursuant to this clause (a) such qualification will in all respects be ignored; (b) any failure to duly and timely perform or fulfill any of its covenants or agreements required to be performed under this Agreement, the Transaction Documents or any document or other paper delivered pursuant to this Agreement.

Section 8.3.       Purchaser Indemnification. Seller shall indemnify and hold harmless Purchaser, its Affiliates and their respective successors and the respective shareholders, officers, directors, employees and agents of each such indemnified Person (each, an “Purchaser Indemnified Parties”) from and against any and all Losses that may be asserted against or paid, suffered or incurred by such Purchaser Indemnified Party that, directly or indirectly, arise out of, result from, are based upon or relate to (a) Seller’s failure to pay, perform or discharge when due, any obligation related to the Excluded Liabilities, and (b) any of the matters listed on Section 8.3 of the Seller Disclosure Schedule.

Section 8.4.       Limitations on Indemnification Obligations.

(a)         In no event shall Seller be liable under Section 8.2 or Section 8.3 in excess of the Purchase Price.

(b)         In no event shall Purchaser be liable under Section 8.2 in excess of the Purchase Price.

(c)         In no event shall either party be liable to any Indemnified Party for any punitive damages, except to the extent such damages are payable to a third party.

Section 8.5.       Method of Asserting Claims. All claims for indemnification by any Indemnified Party under this Article VIII shall be asserted and resolved as follows:

(a)         If an Indemnified Party intends to seek indemnification under this Article VIII, it shall promptly notify the Indemnifying Party in writing of such claim. The failure to provide such notice will not affect any rights hereunder except to the extent a party is materially prejudiced thereby.

(b)         If such claim involves a claim by a third party against the Indemnified Party, and provided the claim by the Indemnified Party, the Indemnifying Party may, within ten (10) Business Days after receipt of such notice and upon notice to the Indemnified Party, assume, with counsel reasonably satisfactory to the Indemnified Party, at the sole cost and expense of the Indemnifying Party, the settlement or defense thereof, provided that the Indemnified Party may participate in such settlement or defense through counsel chosen by it. If the Indemnified Party determines in good faith that representation by its own counsel and the counsel of the Indemnifying Party may present a conflict of interest, then the Indemnifying Party shall pay the reasonable fees and expenses of the Indemnified Party’s counsel. Notwithstanding the foregoing, (i) the Indemnified Party may, at the sole cost and expense of the Indemnified Party, at any time prior to delivery of the notice referred to in the first sentence of this Section 8.5(b), file any motion, answer or other pleadings or take any other action that the Indemnified Party reasonably believes to be necessary or appropriate to protect its interests, (ii) the Indemnified Party may take over the control of the defense or settlement of a third-party claim at any time if it irrevocably waives its right to indemnity under this Article VIII with respect to such claim, and (iii) the Indemnifying Party may not, without the consent of the Indemnified Party, settle or compromise any action or consent to the entry of any judgment, such consent not to be unreasonably withheld. So long as the Indemnifying Party is contesting any such claim in good faith, the Indemnified Party shall not pay or settle any such claim without the Indemnifying Party’s consent, such consent not to be unreasonably withheld. If the Indemnifying Party is not entitled to assume the defense of the claim pursuant to the foregoing provisions or is entitled but does not contest such claim in good faith (including if it does not notify the Indemnified Party of its assumption of the defense of such claim within the ten-day period set forth above), then the Indemnified Party may conduct and control, through counsel of its own choosing and at the expense of the other party, the settlement or defense thereof, and other party shall cooperate with it in connection therewith. The failure of the Indemnified Party to participate in, conduct or control such defense shall not relieve the Indemnifying Party of any obligation it may have hereunder. Any defense costs required to be paid by the Indemnifying Party shall be paid as incurred, promptly against delivery of invoices therefor.

Section 8.6.       Satisfaction of Indemnification Obligations. With respect to the satisfaction of any indemnification amount payable to an Indemnified Party pursuant to this Article VIII (such amount, the “Indemnification Amount”), the Indemnified Party shall be entitled to receive payment in cash or by wire transfer of immediately available funds to an account designated by such Indemnified Party in writing, no later than three (3) Business Days after the date of determination thereof; provided, however, that prior to the Second Escrow Release Date, a Purchaser Indemnified Party may, in its sole discretion, elect to receive from the Escrow Account such number of Consideration Shares as equal to the quotient of (i) the Indemnification Amount, divided by (ii) the Purchaser Stock Trading Price then in effect; provided further, that in the event the number of Consideration Shares then-remaining in the Escrow Account is insufficient to satisfy the Indemnification Amount, the Indemnifying Party shall pay the difference in cash or by wire transfer of immediately available funds to an account designated by such Indemnified Party in writing to the Indemnifying Party, no later than three (3) Business Days after the date of determination thereof.

Section 8.7.       Character of Indemnity Payments. The parties agree that any indemnification payments made with respect to this Agreement shall be treated for all Tax purposes as an adjustment to the Purchase Price, unless otherwise required by law (including by a determination of a Tax authority that, under applicable law, is not subject to further review or appeal).

Section 8.8.       Duty to Mitigate. Each Indemnified Party shall take, and shall cause their Affiliates to take, all reasonable steps to mitigate and otherwise minimize their Losses to the maximum extent reasonably possible upon and after becoming aware of any event which would reasonably be expected to give rise to any Losses.

Section 8.9.       Indemnity Net of Recovery. The amount of any Losses payable under this Article VIII by the an Indemnifying Party shall be net of any amounts recovered by the Indemnified Party under applicable insurance policies or from any other Person alleged to be responsible therefor. If the Indemnified Party receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Losses, subsequent to an indemnification payment by the Indemnifying Party, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount received by the Indemnified Party, net of any direct, out-of-pocket expenses reasonably incurred by such Indemnified Party in collecting such amount. The Indemnified Party shall seek full recovery and use reasonable best efforts to collect any amounts available under such insurance coverage or from such other Person alleged to have responsibility therefor. Each Party hereby waives, to the extent permitted under its applicable insurance policies, any subrogation rights that its insurer may have with respect to any indemnifiable Losses.

Article IX

TERMINATION

Section 9.1.      Termination. Notwithstanding any other provision of this Agreement, this Agreement may be terminated at any time prior to the Closing as follows:

(a)         by the mutual written consent of the Parties; or

(b)         provided that this Agreement has not been extended pursuant to Section 9.2 by any Party, upon written notice to the other Parties, if the Closing shall not have occurred on or prior to the close of business on the date that is ninety (90) calendar days from the date hereof (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to a party if such party is in breach of any covenant, agreement, representation or warranty contained in this Agreement;

Section 9.2.      Extension of Outside Date. Provided that this Agreement has not been terminated pursuant to Section 9.1, Purchaser shall have the option to extend the Outside Date by an additional 30 calendar days by (i) written notice to the Purchaser, and (ii) payment to Seller of $40,000 (the “Extension Fee”) in cash or by wire transfer of immediately available funds to an account designated by Purchaser in writing; provided, the Extension Fee shall be waived if the conditions set forth in Section 7.1(a)-(c) have not been satisfied by Seller or waived by Purchaser (other than conditions that by their nature are to be satisfied at the Closing which are reasonably expected be satisfied or validly waived were the Closing to occur at such time).

Section 9.3.       Effect of Termination.

(a)         In the event of termination of this Agreement pursuant to Section 9.1, this Agreement will become void and have no effect, without any liability or obligation on the part of the terminating Party (or any of their former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agent) relating to or arising out of this Agreement or the transactions contemplated by this Agreement; provided, that, notwithstanding the foregoing, (i) no such termination shall relieve any party hereto of any liability for damages to the other party hereto resulting from any fraud or willful breach of this Agreement prior to such termination, (ii) the provisions of this Section 9.3 and Article X will survive any termination of this Agreement.

(b)         If (i) Seller terminates this Agreement pursuant to Section 9.1(b), and (ii) at the time of such termination, the conditions set forth in Section 7.2(a)-(c) have been satisfied or waived (other than conditions that by their nature are to be satisfied at the Closing which are reasonably expected be satisfied or validly waived were the Closing to occur at such time), then within three (3) days after such termination, Seller shall pay to the Purchaser, in cash or by wire transfer of immediately available funds, an amount equal to the Initial Cash Consideration plus any Extension Fee paid.

(c)         If (i) Purchaser terminates this Agreement pursuant to (i) Section 9.1(b), and (ii) at the time of such termination, all of the conditions set forth in Section 7.1(a)-(c) have been satisfied or waived (other than conditions that by their nature are to be satisfied at the Closing which are reasonably expected be satisfied or validly waived were the Closing to occur at such time), then Seller shall be entitled to retain the Initial Cash Consideration and any Extension Fee paid.

(d)         If the Parties mutually terminate this Agreement pursuant to Section 9.1(a), then within three (3) days after such termination, Seller shall pay to the Purchaser, in cash or by wire transfer of immediately available funds, an amount equal to the Initial Cash Consideration plus any Extension Fee paid.

Article X

MISCELLANEOUS

Section 10.1.     Notices. All notices, demands or other communications given hereunder shall be in writing and shall be sufficiently given if delivered in person, by courier (including overnight delivery service), obtaining written receipt of delivery, sent by U.S. registered or certified mail, return receipt requested, first class, postage prepaid, or sent by facsimile or email (provided that in the case of facsimile or email, the sending party has not received a notification of a failure of delivery, and with a hard copy to follow by any of the foregoing means) addressed as follows:

If to Seller or Executive:

Bridgetown Mushrooms, LLC

8136 SW Durham Rd

Tigard, OR 97224

Attention: Trevor Huebert

With a copy (which shall not constitute notice) to:

Rational Unicorn Legal Services PC

9443 N Tioga Ave

Portland, OR 97203

Attention: Sunny Kakwani

If to Purchaser:

GrowLife, Inc.

11335 NE 122nd Way Suite 105

Kirkland, Washington 98034

Attention: Dave Dohrmann

With a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

2000 University Ave.

East Palo Alto, CA 94303

Attention: Curtis Mo

Section 10.2.     Entire Agreement. This Agreement, the exhibits and schedules hereto and the Transaction Documents supersede all prior and contemporaneous discussions and agreements, both written and oral, among the parties with respect to the subject matter of this Agreement and the Transaction Documents, and constitute the sole and entire agreement among the parties to this Agreement with respect to the subject matter of this Agreement, and supersede all prior and contemporaneous agreements and understandings, written or oral, with respect to the subject matter hereof.

Section 10.3.     Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, each party will pay its own costs and expenses incurred in connection with the negotiation, execution and closing of this Agreement and the Transaction Documents and the transactions contemplated by this Agreement and the Transaction Documents.

Section 10.4.     Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by law or otherwise afforded, will be cumulative and not alternative.

Section 10.5.     Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party to this Agreement.

Section 10.6.     No Third-Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person other than any Person entitled to indemnity under Article VIII.

Section 10.7.     Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation under this Agreement may be assigned by any party to this Agreement by operation of law or otherwise without the prior written consent of the other party to this Agreement, and any attempt to do so will be void, except that Purchaser may assign any or all of its rights, interests and obligations under this Agreement (i) after the Closing, to any Affiliate and (ii) after the Closing, to any Person, provided that any such Affiliate or Person, as applicable, agrees in writing to be bound by all of the terms, conditions and provisions contained in this Agreement, but no such assignment shall relieve Purchaser of its obligations under this Agreement if such assignee does not perform such obligations. Without limiting the generality of the foregoing, if requested by Purchaser, Seller agrees to cause the Business and the Assets or any portion thereof at Closing to be transferred to any Person Purchaser may direct. Subject to the foregoing, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties to this Agreement and their respective successors and assigns.

Section 10.8.    Consent to Jurisdiction and Service of Process. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE WESTERN DISTRICT OF WASHINGTON OR ANY COURT OF THE STATE OF WASHINGTON LOCATED IN KING COUNTY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTION DOCUMENTS AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, AND AGREES THAT ANY SUCH ACTION, SUIT OR PROCEEDING SHALL BE BROUGHT ONLY IN SUCH COURT (AND WAIVES ANY OBJECTION BASED ON FORUM NON CONVENIENS OR ANY OTHER OBJECTION TO VENUE THEREIN); PROVIDED, HOWEVER, THAT SUCH CONSENT TO JURISDICTION IS SOLELY FOR THE PURPOSE REFERRED TO IN THIS SECTION 10.8 AND SHALL NOT BE DEEMED TO BE A GENERAL SUBMISSION TO THE JURISDICTION OF SAID COURTS OR IN THE STATE OF WASHINGTON OTHER THAN FOR SUCH PURPOSE. Any and all process may be served in any action, suit or proceeding arising in connection with this Agreement or the Transaction Documents by complying with the provisions of Section 10.1. Such service of process shall have the same effect as if the party being served were a resident in the State of Washington and had been lawfully served with such process in such jurisdiction. The parties hereby waive all claims of error by reason of such service. Nothing herein shall affect the right of any party to service process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against the other in any other jurisdiction to enforce judgments or rulings of the aforementioned courts.

Section 10.9.     Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 10.10.   Exclusive Remedy. Following the Closing, the provisions of this Article X shall be the exclusive remedy for damages in connection with the matters covered hereby; provided, however, that this Section 10.10 shall not affect the Parties’ rights to equitable relief under Section 10.9.

Section 10.11.   Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance here from and (iv) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

Section 10.12.   Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF WASHINGTON, WITHOUT REGARD FOR THE CONFLICTS OF LAWS PRINCIPLES THEREOF.

Section 10.13.   Counterparts. This Agreement may be executed in any number of counterparts, all of which will constitute one and the same instrument.

[Signatures begin on the next page.]

IN WITNESS WHEREOF, the parties have executed this Asset Purchase Agreement as of the date first above written.

GROWLIFE, INC. By: /s/ Dave Dohrmann Name: Dave Dohrmann Title: President
BRIDGETOWN MUSHROOMS, LLC By: /s/ Trevor Huebert Name: Trevor Huebert Title: Managing Member
EXECUTIVE /s/ Trevor Huebert TREVOR HUEBERT

Exhibit A

SELLER DISCLOSURE SCHEDULE

Exhibit B

Form of Bill of Sale

Exhibit C

Form of investment letter

Exhibit D

Form of Key Employee agreement

Exhibit E

Form of ESCROW agreement